UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Web.com Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

94733A104

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 29, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,630,579
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,630,579
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,630,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,377,714
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,377,714
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,377,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		430,641
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

430,641
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

430,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		245,423
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

245,423
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

245,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		245,423
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

245,423
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

245,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		245,423
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

245,423
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

245,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,630,579
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,630,579
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,630,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,630,579
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,630,579
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,630,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,630,579
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,630,579
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,630,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,630,579
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,630,579
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,630,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,630,579
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,630,579
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,630,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 94733A104

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,630,579
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,630,579
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,630,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 94733A104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Web.com Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 12808 Gran Bay Parkway West, Jacksonville, Florida 32258.

Item 2.	Identity and Background.

(a)This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;
(vi)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

14

CUSIP NO. 94733A104

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Messrs. Smith, Mitchell and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 3,377,714 Shares beneficially owned by Starboard V&O Fund is approximately $64,217,818, excluding brokerage commissions. The aggregate purchase price of the 430,641 Shares beneficially owned by Starboard S LLC is approximately $8,187,890, excluding brokerage commissions. The aggregate purchase price of the 245,423 Shares beneficially owned by Starboard C LP is approximately $4,666,288, excluding brokerage commissions. The aggregate purchase price of the 576,801 Shares held in the Starboard Value LP Account is approximately $10,970,387, excluding brokerage commissions.

15

CUSIP NO. 94733A104

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 49,487,490 Shares outstanding, as of May 2, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2018.

A.	Starboard V&O Fund
(a)	As of the close of business on June 7, 2018, Starboard V&O Fund beneficially owned 3,377,714 Shares.

Percentage: Approximately 6.8%

16

CUSIP NO. 94733A104

(b)	1. Sole power to vote or direct vote: 3,377,714
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,377,714
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on June 7, 2018, Starboard S LLC beneficially owned 430,641 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 430,641
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 430,641
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on June 7, 2018, Starboard C LP beneficially owned 245,423 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 245,423
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 245,423
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 245,423 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 245,423
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 245,423
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
17

CUSIP NO. 94733A104

E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 245,423 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 245,423
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 245,423
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard Value LP
(a)	As of the close of business on June 7, 2018, 576,801 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,377,714 Shares owned by Starboard V&O Fund, (ii) 430,641 Shares owned by Starboard S LLC, (iii) 245,423 Shares owned by Starboard C LP, and (iv) 576,801 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 4,630,579
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,630,579
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,377,714 Shares owned by Starboard V&O Fund, (ii) 430,641 Shares owned by Starboard S LLC, (iii) 245,423 Shares owned by Starboard C LP, and (iv) 576,801 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 4,630,579
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,630,579
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
18

CUSIP NO. 94733A104

H.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,377,714 Shares owned by Starboard V&O Fund, (ii) 430,641 Shares owned by Starboard S LLC, (iii) 245,423 Shares owned by Starboard C LP, and (iv) 576,801 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 4,630,579
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,630,579
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,377,714 Shares owned by Starboard V&O Fund, (ii) 430,641 Shares owned by Starboard S LLC, (iii) 245,423 Shares owned by Starboard C LP, and (iv) 576,801 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 4,630,579
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,630,579
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Messrs. Smith, Mitchell and Feld
(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,377,714 Shares owned by Starboard V&O Fund, (ii) 430,641 Shares owned by Starboard S LLC, (iii) 245,423 Shares owned by Starboard C LP, and (iv) 576,801 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,630,579
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,630,579

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

19

CUSIP NO. 94733A104

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 8, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated June 8, 2018.
99.2	Power of Attorney for Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated September 15, 2011.
20

CUSIP NO. 94733A104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2018

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

21

CUSIP NO. 94733A104

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 94733A104

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	12,984	19.0608	05/02/2018
Purchase of Common Stock	12,984	19.0608	05/02/2018
Purchase of Common Stock	2,248	19.1685	05/02/2018
Purchase of Common Stock	2,248	19.1685	05/02/2018
Purchase of Common Stock	22,703	19.1951	05/02/2018
Purchase of Common Stock	22,703	19.1951	05/02/2018
Purchase of Common Stock	36,500	19.2068	05/03/2018
Purchase of Common Stock	36,500	19.2068	05/03/2018
Purchase of Common Stock	14,087	19.3092	05/03/2018
Purchase of Common Stock	14,086	19.3092	05/03/2018
Purchase of Common Stock	185,328	17.3183	05/04/2018
Purchase of Common Stock	255,499	17.3647	05/04/2018
Purchase of Common Stock	112,128	17.5128	05/04/2018
Purchase of Common Stock	3,650	17.5962	05/08/2018
Purchase of Common Stock	3,650	17.5962	05/08/2018
Purchase of Common Stock	32,283	17.6664	05/08/2018
Purchase of Common Stock	32,283	17.6664	05/08/2018
Purchase of Common Stock	16,647	17.6807	05/08/2018
Purchase of Common Stock	16,647	17.6807	05/08/2018
Purchase of Common Stock	10,950	18.0213	05/09/2018
Purchase of Common Stock	10,950	18.0213	05/09/2018
Purchase of Common Stock	9,125	18.0250	05/09/2018
Purchase of Common Stock	9,125	18.0250	05/09/2018
Purchase of Common Stock	9,271	18.0250	05/09/2018
Purchase of Common Stock	9,271	18.0250	05/09/2018
Purchase of Common Stock	63,340	18.0515	05/09/2018
Purchase of Common Stock	63,340	18.0515	05/09/2018
Purchase of Common Stock	7,884	18.2377	05/10/2018
Purchase of Common Stock	7,884	18.2377	05/10/2018
Purchase of Common Stock	35,656	18.2744	05/10/2018
Purchase of Common Stock	35,656	18.2744	05/10/2018
Purchase of Common Stock	5,984	18.1000	05/11/2018
Purchase of Common Stock	5,984	18.1000	05/11/2018
Purchase of Common Stock	15,768	18.3001	05/11/2018
Purchase of Common Stock	15,768	18.3001	05/11/2018
Purchase of Common Stock	47,538	18.4393	05/11/2018
Purchase of Common Stock	47,538	18.4393	05/11/2018
Purchase of Common Stock	2,492	18.3847	05/14/2018
Purchase of Common Stock	2,491	18.3847	05/14/2018
Purchase of Common Stock	2,565	18.4377	05/14/2018
Purchase of Common Stock	2,565	18.4377	05/14/2018
Purchase of Common Stock	11,258	18.5987	05/15/2018

CUSIP NO. 94733A104

Purchase of Common Stock	11,259	18.5987	05/15/2018
Purchase of Common Stock	14,600	18.6000	05/15/2018
Purchase of Common Stock	14,600	18.6000	05/15/2018
Purchase of Common Stock	27,375	18.6064	05/15/2018
Purchase of Common Stock	27,375	18.6064	05/15/2018
Purchase of Common Stock	16,426	18.6467	05/15/2018
Purchase of Common Stock	16,426	18.6467	05/15/2018
Purchase of Common Stock	77,553	19.0213	05/16/2018
Purchase of Common Stock	77,553	19.0213	05/16/2018
Purchase of Common Stock	45,781	19.0360	05/16/2018
Purchase of Common Stock	45,780	19.0360	05/16/2018
Purchase of Common Stock	18,250	18.8521	05/17/2018
Purchase of Common Stock	18,250	18.8521	05/17/2018
Purchase of Common Stock	25,185	19.1685	05/17/2018
Purchase of Common Stock	25,185	19.1685	05/17/2018
Purchase of Common Stock	18,250	19.0203	05/18/2018
Purchase of Common Stock	18,250	19.0203	05/18/2018
Purchase of Common Stock	2,294	18.9496	05/21/2018
Purchase of Common Stock	2,294	18.9496	05/21/2018
Purchase of Common Stock	3,650	18.6750	05/29/2018
Purchase of Common Stock	3,650	18.6750	05/29/2018
Purchase of Common Stock	103,660	18.9444	05/29/2018
Purchase of Common Stock	103,660	18.9444	05/29/2018
Purchase of Common Stock	35,003	18.9680	05/29/2018
Purchase of Common Stock	35,003	18.9680	05/29/2018
Purchase of Common Stock	354	19.0608	05/29/2018
Purchase of Common Stock	354	19.0608	05/29/2018
Purchase of Common Stock	85,471	19.2206	05/29/2018
Purchase of Common Stock	85,471	19.2206	05/29/2018
Purchase of Common Stock	17,243	19.6095	05/29/2018
Purchase of Common Stock	17,243	19.6095	05/29/2018
Purchase of Common Stock	39,002	19.4505	05/31/2018
Purchase of Common Stock	39,002	19.4505	05/31/2018
Purchase of Common Stock	45,144	19.4972	05/31/2018
Purchase of Common Stock	45,144	19.4972	05/31/2018
Purchase of Common Stock	15,951	19.7444	06/01/2018
Purchase of Common Stock	15,951	19.7444	06/01/2018
Purchase of Common Stock	8,736	19.7500	06/01/2018
Purchase of Common Stock	8,736	19.7500	06/01/2018
Purchase of Common Stock	27,323	19.7607	06/01/2018
Purchase of Common Stock	27,322	19.7607	06/01/2018
Purchase of Common Stock	77,704	19.9123	06/01/2018
Purchase of Common Stock	77,704	19.9123	06/01/2018
Purchase of Common Stock	18,200	19.9000	06/04/2018
Purchase of Common Stock	18,200	19.9000	06/04/2018
Purchase of Common Stock	9,100	19.9500	06/04/2018
Purchase of Common Stock	9,100	19.9500	06/04/2018
Purchase of Common Stock	33,807	20.3820	06/04/2018
Purchase of Common Stock	33,807	20.3820	06/04/2018
Purchase of Common Stock	437	20.4250	06/04/2018
Purchase of Common Stock	437	20.4250	06/04/2018

CUSIP NO. 94733A104

Purchase of Common Stock	13,555	20.4611	06/04/2018
Purchase of Common Stock	13,555	20.4611	06/04/2018
Purchase of Common Stock	32,760	20.5733	06/05/2018
Purchase of Common Stock	32,760	20.5733	06/05/2018
Purchase of Common Stock	63,700	20.7429	06/05/2018
Purchase of Common Stock	63,700	20.7429	06/05/2018
Purchase of Common Stock	52,934	20.7640	06/05/2018
Purchase of Common Stock	52,934	20.7640	06/05/2018
Purchase of Common Stock	3,380	20.7973	06/05/2018
Purchase of Common Stock	3,380	20.7973	06/05/2018
Purchase of Common Stock	54,600	20.3597	06/06/2018
Purchase of Common Stock	54,600	20.3597	06/06/2018
Purchase of Common Stock	36,400	20.6548	06/07/2018
Purchase of Common Stock	36,400	20.6548	06/07/2018
Purchase of Common Stock	25,620	20.9434	06/07/2018
Purchase of Common Stock	25,620	20.9434	06/07/2018

Starboard Value and Opportunity S LLC

Purchase of Common Stock	3,308	19.0608	05/02/2018
Purchase of Common Stock	573	19.1685	05/02/2018
Purchase of Common Stock	5,784	19.1951	05/02/2018
Purchase of Common Stock	9,300	19.2068	05/03/2018
Purchase of Common Stock	3,589	19.3092	05/03/2018
Purchase of Common Stock	23,610	17.3183	05/04/2018
Purchase of Common Stock	32,549	17.3647	05/04/2018
Purchase of Common Stock	14,284	17.5128	05/04/2018
Purchase of Common Stock	930	17.5962	05/08/2018
Purchase of Common Stock	8,226	17.6664	05/08/2018
Purchase of Common Stock	4,242	17.6807	05/08/2018
Purchase of Common Stock	2,790	18.0213	05/09/2018
Purchase of Common Stock	2,325	18.0250	05/09/2018
Purchase of Common Stock	2,362	18.0250	05/09/2018
Purchase of Common Stock	16,138	18.0515	05/09/2018
Purchase of Common Stock	2,009	18.2377	05/10/2018
Purchase of Common Stock	9,085	18.2744	05/10/2018
Purchase of Common Stock	1,525	18.1000	05/11/2018
Purchase of Common Stock	4,017	18.3001	05/11/2018
Purchase of Common Stock	12,113	18.4393	05/11/2018
Purchase of Common Stock	635	18.3847	05/14/2018
Purchase of Common Stock	654	18.4377	05/14/2018
Purchase of Common Stock	2,868	18.5987	05/15/2018
Purchase of Common Stock	3,720	18.6000	05/15/2018
Purchase of Common Stock	6,975	18.6064	05/15/2018
Purchase of Common Stock	4,185	18.6467	05/15/2018
Purchase of Common Stock	19,760	19.0213	05/16/2018
Purchase of Common Stock	11,664	19.0360	05/16/2018
Purchase of Common Stock	4,650	18.8521	05/17/2018
Purchase of Common Stock	6,417	19.1685	05/17/2018
Purchase of Common Stock	4,650	19.0203	05/18/2018
Purchase of Common Stock	585	18.9496	05/21/2018

CUSIP NO. 94733A104

Purchase of Common Stock	930	18.6750	05/29/2018
Purchase of Common Stock	26,412	18.9444	05/29/2018
Purchase of Common Stock	8,919	18.9680	05/29/2018
Purchase of Common Stock	90	19.0608	05/29/2018
Purchase of Common Stock	21,778	19.2206	05/29/2018
Purchase of Common Stock	4,393	19.6095	05/29/2018
Purchase of Common Stock	9,937	19.4505	05/31/2018
Purchase of Common Stock	11,503	19.4972	05/31/2018
Purchase of Common Stock	4,075	19.7444	06/01/2018
Purchase of Common Stock	2,232	19.7500	06/01/2018
Purchase of Common Stock	6,981	19.7607	06/01/2018
Purchase of Common Stock	19,853	19.9123	06/01/2018
Purchase of Common Stock	4,650	19.9000	06/04/2018
Purchase of Common Stock	2,325	19.9500	06/04/2018
Purchase of Common Stock	8,638	20.3820	06/04/2018
Purchase of Common Stock	111	20.4250	06/04/2018
Purchase of Common Stock	3,463	20.4611	06/04/2018
Purchase of Common Stock	8,370	20.5733	06/05/2018
Purchase of Common Stock	16,275	20.7429	06/05/2018
Purchase of Common Stock	13,524	20.7640	06/05/2018
Purchase of Common Stock	864	20.7973	06/05/2018
Purchase of Common Stock	13,950	20.3597	06/06/2018
Purchase of Common Stock	9,300	20.6548	06/07/2018
Purchase of Common Stock	6,546	20.9434	06/07/2018

Starboard Value and Opportunity C LP

Purchase of Common Stock	1,886	19.0608	05/02/2018
Purchase of Common Stock	326	19.1685	05/02/2018
Purchase of Common Stock	3,297	19.1951	05/02/2018
Purchase of Common Stock	5,300	19.2068	05/03/2018
Purchase of Common Stock	2,045	19.3092	05/03/2018
Purchase of Common Stock	13,456	17.3183	05/04/2018
Purchase of Common Stock	18,550	17.3647	05/04/2018
Purchase of Common Stock	8,141	17.5128	05/04/2018
Purchase of Common Stock	530	17.5962	05/08/2018
Purchase of Common Stock	4,688	17.6664	05/08/2018
Purchase of Common Stock	2,417	17.6807	05/08/2018
Purchase of Common Stock	1,590	18.0213	05/09/2018
Purchase of Common Stock	1,325	18.0250	05/09/2018
Purchase of Common Stock	1,346	18.0250	05/09/2018
Purchase of Common Stock	9,197	18.0515	05/09/2018
Purchase of Common Stock	1,145	18.2377	05/10/2018
Purchase of Common Stock	5,177	18.2744	05/10/2018
Purchase of Common Stock	869	18.1000	05/11/2018
Purchase of Common Stock	2,290	18.3001	05/11/2018
Purchase of Common Stock	6,903	18.4393	05/11/2018
Purchase of Common Stock	362	18.3847	05/14/2018
Purchase of Common Stock	373	18.4377	05/14/2018
Purchase of Common Stock	1,635	18.5987	05/15/2018

CUSIP NO. 94733A104

Purchase of Common Stock	2,120	18.6000	05/15/2018
Purchase of Common Stock	3,975	18.6064	05/15/2018
Purchase of Common Stock	2,385	18.6467	05/15/2018
Purchase of Common Stock	11,261	19.0213	05/16/2018
Purchase of Common Stock	6,648	19.0360	05/16/2018
Purchase of Common Stock	2,650	18.8521	05/17/2018
Purchase of Common Stock	3,657	19.1685	05/17/2018
Purchase of Common Stock	2,650	19.0203	05/18/2018
Purchase of Common Stock	333	18.9496	05/21/2018
Purchase of Common Stock	530	18.6750	05/29/2018
Purchase of Common Stock	15,052	18.9444	05/29/2018
Purchase of Common Stock	5,083	18.9680	05/29/2018
Purchase of Common Stock	52	19.0608	05/29/2018
Purchase of Common Stock	12,411	19.2206	05/29/2018
Purchase of Common Stock	2,504	19.6095	05/29/2018
Purchase of Common Stock	5,663	19.4505	05/31/2018
Purchase of Common Stock	6,555	19.4972	05/31/2018
Purchase of Common Stock	2,323	19.7444	06/01/2018
Purchase of Common Stock	1,272	19.7500	06/01/2018
Purchase of Common Stock	3,978	19.7607	06/01/2018
Purchase of Common Stock	11,314	19.9123	06/01/2018
Purchase of Common Stock	2,650	19.9000	06/04/2018
Purchase of Common Stock	1,325	19.9500	06/04/2018
Purchase of Common Stock	4,922	20.3820	06/04/2018
Purchase of Common Stock	64	20.4250	06/04/2018
Purchase of Common Stock	1,973	20.4611	06/04/2018
Purchase of Common Stock	4,770	20.5733	06/05/2018
Purchase of Common Stock	9,275	20.7429	06/05/2018
Purchase of Common Stock	7,708	20.7640	06/05/2018
Purchase of Common Stock	492	20.7973	06/05/2018
Purchase of Common Stock	7,950	20.3597	06/06/2018
Purchase of Common Stock	5,300	20.6548	06/07/2018
Purchase of Common Stock	3,730	20.9434	06/07/2018

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	4,411	19.0608	05/02/2018
Purchase of Common Stock	764	19.1685	05/02/2018
Purchase of Common Stock	7,713	19.1951	05/02/2018
Purchase of Common Stock	12,400	19.2068	05/03/2018
Purchase of Common Stock	4,786	19.3092	05/03/2018
Purchase of Common Stock	31,481	17.3183	05/04/2018
Purchase of Common Stock	43,402	17.3647	05/04/2018
Purchase of Common Stock	19,047	17.5128	05/04/2018
Purchase of Common Stock	1,240	17.5962	05/08/2018
Purchase of Common Stock	10,967	17.6664	05/08/2018
Purchase of Common Stock	5,656	17.6807	05/08/2018
Purchase of Common Stock	3,720	18.0213	05/09/2018
Purchase of Common Stock	3,100	18.0250	05/09/2018
Purchase of Common Stock	3,150	18.0250	05/09/2018

CUSIP NO. 94733A104

Purchase of Common Stock	21,518	18.0515	05/09/2018
Purchase of Common Stock	2,678	18.2377	05/10/2018
Purchase of Common Stock	12,113	18.2744	05/10/2018
Purchase of Common Stock	2,033	18.1000	05/11/2018
Purchase of Common Stock	5,357	18.3001	05/11/2018
Purchase of Common Stock	16,150	18.4393	05/11/2018
Purchase of Common Stock	846	18.3847	05/14/2018
Purchase of Common Stock	871	18.4377	05/14/2018
Purchase of Common Stock	3,825	18.5987	05/15/2018
Purchase of Common Stock	4,960	18.6000	05/15/2018
Purchase of Common Stock	9,300	18.6064	05/15/2018
Purchase of Common Stock	5,581	18.6467	05/15/2018
Purchase of Common Stock	26,347	19.0213	05/16/2018
Purchase of Common Stock	15,553	19.0360	05/16/2018
Purchase of Common Stock	6,200	18.8521	05/17/2018
Purchase of Common Stock	8,556	19.1685	05/17/2018
Purchase of Common Stock	6,200	19.0203	05/18/2018
Purchase of Common Stock	779	18.9496	05/21/2018
Purchase of Common Stock	1,240	18.6750	05/29/2018
Purchase of Common Stock	35,216	18.9444	05/29/2018
Purchase of Common Stock	11,892	18.9680	05/29/2018
Purchase of Common Stock	120	19.0608	05/29/2018
Purchase of Common Stock	29,037	19.2206	05/29/2018
Purchase of Common Stock	5,858	19.6095	05/29/2018
Purchase of Common Stock	13,250	19.4505	05/31/2018
Purchase of Common Stock	15,337	19.4972	05/31/2018
Purchase of Common Stock	5,522	19.7444	06/01/2018
Purchase of Common Stock	3,024	19.7500	06/01/2018
Purchase of Common Stock	9,458	19.7607	06/01/2018
Purchase of Common Stock	26,897	19.9123	06/01/2018
Purchase of Common Stock	6,300	19.9000	06/04/2018
Purchase of Common Stock	3,150	19.9500	06/04/2018
Purchase of Common Stock	11,702	20.3820	06/04/2018
Purchase of Common Stock	151	20.4250	06/04/2018
Purchase of Common Stock	4,692	20.4611	06/04/2018
Purchase of Common Stock	11,340	20.5733	06/05/2018
Purchase of Common Stock	22,050	20.7429	06/05/2018
Purchase of Common Stock	18,323	20.7640	06/05/2018
Purchase of Common Stock	1,170	20.7973	06/05/2018
Purchase of Common Stock	18,900	20.3597	06/06/2018
Purchase of Common Stock	12,600	20.6548	06/07/2018
Purchase of Common Stock	8,868	20.9434	06/07/2018